Exhibit 99.1

VEDU Announces Changes to Board of Directors

TORONTO, ON / PRNewswire / June 16, 2023 / Visionary Education Technology Holdings Group Inc. (the "Company") (NASDAQ:VEDU), a private education provider located in Canada, with subsidiaries in Canada and market partners in China, today announced changes to the Company’s Board of Directors (the “Board”). Effective June 6, 2023, the Board appointed our founder, majority shareholder, Executive Director, and Chief Executive Officer Ms. Fan Zhou as Chairman of the Board, and appointed Mr. Michael Viotto as a member of the Board. Mr. Viotto was confirmed as an independent director by the Board on June 13, 2023.

Ms. Zhou has over 20 years of experience in international vocational education in Canada and China. In 2000, she became the director of China marketing at US Xintra International Computer Institute (“Xintra”) in Toronto, Canada. Between 2001 to 2004, she became the director of the China Branch of Xintra in Guangzhou, China, and later the chair of Guangzhou Xintra Computer Ltd. and the Principal of Guangzhou Xintra Computer Training School. From 2005 to 2019, she was the director for the International Financial Management Association, South China Chapter and the chair and chief executive officer of China Youth Lang Dun Education Culture and Technology in Toronto, Canada, From 2015 to 2019, she served as the marketing director for the Toronto E-School, now a subsidiary of our Company, to promote and market the program in China, and served as the director of the International Commercial Art Designer Association (“ICAD”) in Toronto, Canada, where she managed the program for ICAD certification. She is the executive chairman of the Canada-China Economic and Trade Development Policy Committee, the Chairman of the Board of Directors for the North American Chinese Culture and Education Exchange Promotion Association, and, since March 2020, the Chairman of the Board of Directors for the Canadian Youth Education Mutual Aid Association. Ms. Zhou is pursuing her doctorate (PhD Candidate) degree from Jinan University in China. We believe Ms. Zhou will make contributions to us in the areas of corporate strategies, financing, and potential mergers and acquisitions.

Mr. Viotto was chosen to serve as a member of the Board due to his extensive experience in the finance industry, including business development, risk assessment and management. Mr. Viotto received his Bachelor of Science Degree in Business Administration from California Polytechnic University in Pomona, California in 1985. Mr. Viotto has worked in finance industry for more than 30 years, and has served as a member of the board for multiple public companies for nearly 15 years.

The Company previously received the resignation of MR. Marc Kealey from the Board and as Chairman of the Board, effective as of June 1, 2023.

Ms. Fan Zhou, Chief Executive Officer and the Chairman of the Board of Directors of the Company, commented, "I would like to express our great gratitude on behalf of the Board to Mr. Marc Kealey for his dedicated services to the Company, and we wish him the best in his future endeavors. I look forward to bringing my many years of industry experience to this broader role as we further expand our business vertically to capture more growth opportunities in the industry. We also welcome Mr. Michael Viotto as the new member of the board."

About Visionary Education Technology Holdings Group Inc.

Visionary Education Technology Holdings Group Inc., headquartered in Toronto, Canada, is a private education provider located in Canada, with subsidiaries in Canada and market partners in China, that offers high-quality education resources to students around the globe. The Company aims to provide access to secondary, college, undergraduate and graduate and vocational education to students in Canada through technological innovation so that more people can learn, grow and succeed to their full potential. As a fully integrated provider of educational programs and services in Canada, the Company has been serving and will continue to serve both Canadian and international students. For more information, visit the Company's website at https://ir.visiongroupca.com/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company's current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "believes," "expects," "anticipates," "estimates," "intends," "would," "continue," "should," "may," or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and in its other filings with the SEC.

For more information, please contact:

Visionary Education Technology Holdings Group Inc.

Investor Relations Department

Email: ir@farvision.ca